Kinetics Mutual Funds, Inc.
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, Wisconsin 53202

November 20, 2012

VIA EDGAR TRANSMISSION

Mr. Howie Hallock
Securities and Exchange Commission
Division of Investment Management
100 “F” Street, N.E.
Washington, DC 20549

RE:	KINETICS MUTUAL FUNDS, INC. (the “Company”)
Securities Act Registration No: 333-78275
Investment Company Act Registration No: 811-09303
The Water Infrastructure Fund (S000017862)

Dear Mr. Hallock:

On behalf of the Company, this correspondence is being filed in response to your oral comments and suggestions provided by telephone on November 14, 2012, regarding the Company’s Preliminary Proxy Statement pursuant to Section 14(a) of the Securities Exchange Act of 1934 filed on Schedule 14A on September 21, 2012 (the “Proxy Statement”), relating to its series, the Kinetics Water Infrastructure Fund (the “Fund”).

For your convenience, the Staff of the Securities and Exchange Commission’s (the “Commission’s” or the “Staff’s”) comments have been reproduced in bold typeface below, immediately followed by the Company’s responses.

1.	Staff Comment: Please clarify throughout the proxy materials that the Fund is the only Feeder Fund that invests in the Master Portfolio.

Response:  The Company responds by adding clarifying language where applicable throughout the proxy materials.

2.
Staff Comment:  On page 3 of the proxy materials under the Introduction heading, please describe in greater detail the changes to the Fund’s investment strategy that will be implemented as a result of shareholder approval of the change in investment objective.

Response:  The Company responds by including the requested disclosure.  The Company also notes that it has provided shareholders with notification describing the potential changes in a supplement filed on November 2, 2012.

3.	Staff Comment: Please clarify that, should the Fund Proposals be approved by shareholders, revisions to the Fund’s investments strategy will be carried over to the Master Portfolio.

Response:  The Company responds by noting that, subject to and following shareholder approval of the Fund Proposals, corresponding revisions to the Water Infrastructure Portfolio, a series of the Kinetics Portfolios Trust, will be incorporated in a POS AMI filing.

4.	Staff Comment: Please clarify throughout the proxy materials the procedures the Fund will follow in voting its shares in the Master Portfolio.

Response:  The Company responds by including disclosure to make clear that the Fund will only vote its shares in the Master Portfolio on the corresponding proposals if a quorum is reached for the Meeting and an affirmative vote for or against the Fund Proposals is made.  In such instance, the Fund will vote its shares in the Master Portfolio in proportion to the vote received on the Fund Proposals.

5.	Staff Comment: Please confirm that for each Fund Proposal, the Fund shareholders will vote together, regardless of class of shares held.

Response:  The Company responds by confirming that all Fund classes will vote on the Fund Proposals as a single class.  As the Fund Proposals affect each class of shares equally and no preference or detriment is made toward any particular share class, the Company believes this method of tabulating votes is appropriate.

6.
Staff Comment:  On page 8 of the proxy materials, under the Discussion of Proposed Change to Investment Objective and Fundamental Investment Restriction heading, please clarify that under the regulatory definition of “concentrate” to mean 25% investment of Fund assets.

Response:  The Company responds by making the requested clarification.

7.
On page 8 of the proxy materials, under the Discussion of Proposed Change to Investment Objective and Fundamental Investment Restriction heading, please confirm whether the statement that the Fund will concentrate in a particular industry or group of industries for temporary defensive purposes is accurate as it does not appear to be a policy described the Fund’s current Prospectus.

Response:  The Company responds by confirming that the statement is inaccurate and has removed the related disclosure.

8.
Staff Comment:  On page 11 of the proxy materials, under the heading Board Approval and Recommendation of the Proposals, please describe in greater detail the factors the board considered in approving the Fund’s change in fundamental investment restriction and investment objective, including alternative courses of actions considered and information as to how such determinations relate to the expected change in name and investment strategy.

Response:  The Company responds by including disclosure relating to the Board’s review of the current economic climate, the apparent market appetite for alternative investment strategies in mutual funds and the investment flexibility offered by an investment objective focused on current gains and income.  Additionally, disclosure reflecting the Board’s consideration of other courses of action, including Fund liquidation, has been added.  The Company further responds by noting that it has kept this section of the proxy materials tailored to discussion solely of changes to the Fund that are subject to shareholder vote. Although additional disclosure relating to the change in investment objective has been added, the Company does not want to cause any investor confusion that the other changes occurring with respect to the fund, including name change and investment strategy change, are fundamental and require shareholder vote.  As such, the Company believes that a more detailed discussion of the changes not subject to shareholder vote is not necessary and could be potentially misleading.

As requested by the Staff, the Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the Proxy Materials.  The Registrant further acknowledges that Staff comments or changes to disclosure in response to Staff comments on the Proxy Materials may not foreclose the Commission from taking any action with respect to the Proxy Materials.  The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States of America.

If you have any questions regarding the enclosed, please do not hesitate to contact Adam R Henkel, Esq. at (312) 325-2037.

Very truly yours,

/s/ Adam R. Henkel

Adam R. Henkel, Esq.
For U.S. Bancorp Fund Services, LLC

cc:   Drinker Biddle & Reath LLP